Exhibit 99.1

Westport Fuel Systems Presents Unaudited Fourth Quarter and Fiscal 2016 Financial Results

~ Solid finish to 2016; Taking action to address upcoming liquidity needs ~

VANCOUVER, March 27, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today presented unaudited financial results for the fourth quarter and year ended December 31, 2016 and provided an update on operations. The company will be filing its 2016 audited consolidated financial statements later this week on March 31, 2017.

While the figures indicated in this release are not expected to change in the audited consolidated financial statements, the company and its auditors are continuing to finalize the evaluation of Westport Fuel Systems internal controls over financial reporting and whether management's current plans and their implementation can be considered sufficient to alleviate doubts identified over the company's ability to carry on as a going concern.  The results of such analysis regarding internal control and going concern will be included in Westport Fuel Systems' 2016 audited annual consolidated financial statements and management discussion & analysis, when filed.  All figures referenced below are in U.S. dollars unless otherwise stated.

"We have made progress to further solidify Westport Fuel Systems' position as the global leader in advanced clean-burning fuel systems and components," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "The team around the globe has accomplished much in 2016, but we have more to do. Our goals for 2017 are clear: further enhance our liquidity position; drive operating efficiencies and cost reductions; and successfully launch Westport™ High Pressure Direct Injection 2.0 ("Westport HPDI 2.0"), the culmination of many years of work to reach commercialization.  Building upon the successes since the merger closed, and a good start in 2017, we look forward to announcing more achievements in our plan to make Westport Fuel Systems a profitable company that delivers value to customers, employees and shareholders."

Cash and Working Capital Management

•	As of December 31, 2016, the company's cash, cash equivalents, and short-term investments totaled $60.9 million, up from $58.7 million at September 30, 2016 and $27.8 million at December 31, 2015. Cash increased from September due to improved operating performance and better working capital management, especially inventory turnover.
•	Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the fourth quarter was $15.5 million, a sequential increase of $2.2 million from the quarter ended September 30, 2016. This increase in cash used in operations was primarily due to a $2.0 million reduction in dividends from joint ventures in the fourth quarter compared to the third quarter.
•	Cash received from non-core asset sales contributed $5.4 million and joint venture dividends received totaled $2.6 million in the fourth quarter.
•	The company spent $3.6 million in capital expenditures during the fourth quarter mainly related to the Westport™ HPDI 2.0 program, which is on track for the commercial release of components to its launch original equipment manufacturer ("OEM") partner later this year.
•	As of December 31, 2016 inventories were $70.6 million, a reduction of $17.0 million from $87.6 million as of September 30, 2016 and a reduction of $27.5 million as of June 30, 2016. This improvement was primarily due to the implementation of proven lean principles, embedded within our enterprise resource planning system that better aligned sales, production, and inventory management.

"We are addressing our financial position head-on by reducing expenses, improving our operating efficiencies, and through sales of non-core assets," stated Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems. "We believe we are in the final stages of completing two significant transactions with strategic buyers for non-core assets that will substantially improve our liquidity. Further, we should continue to align our costs with our revenues and have advisors engaged on financing alternatives. These actions will provide us the resources to continue pursuing our longer term strategies for growth and technical leadership."

Q4 2016 FINANCIAL HIGHLIGHTS (unaudited)

These financial highlights provide an analysis of the former Westport Innovations Inc. ("Westport") and former Fuel Systems Solutions, Inc. ("Fuel Systems") for comparative purposes. The two companies merged on June 1, 2016 to form Westport Fuel Systems.

2016 Highlights (unaudited)
($ in millions, share units in millions)	Years Ended December 31 (1)		Three Months Ended December 31 (1)
	2016	2015	2016	2015
Consolidated Revenues	$224.9	$103.3	$80.4	$25.1
Westport Revenues	92.0	$103.3	20.3	25.1
Fuel Systems Revenues	132.9	—	60.1	—
Consolidated Gross Margin	$48.3	$18.1	$18.6	$3.1
Consolidated Gross Margin %	21.5%	17.5%	23.1%	12.4%
Westport Gross Margin	$18.6	$18.1	$4.3	$3.1
Westport Gross Margin %	20.2%	17.5%	21.2%	12.4%
Fuel Systems Gross Margin	29.7	—	14.3	—
Fuel Systems Gross Margin %	22.3%	—	23.8%	—
Consolidated Operating Expenses	$128.6	$105.5	$33.9	$26.7
Consolidated Operating Expenses %	57.1%	102%	42.2%	106%

Westport Operating Expenses (Research and Development, General and Administrative and Sales and Marketing)	101.0	105.5	22.2	26.7

Fuel Systems Operating Expenses	27.6	—	11.7	—

Net Loss	(97.6)	(99.2)	(43.2)	(24.5)

Basic Net Loss per Share	(1.07)	(1.55)	(0.43)	(0.38)

Weighted Average Shares Outstanding (000)	91,028.5	64,109.7	110,035.6	64,278.8

Cash and Short-term Investments Balance	$60.9	$27.8	$60.9	$27.8
(1)	The tables above include the results of Fuel Systems from June 1, 2016 (i.e., the year ended December 31, 2016 includes seven months of Fuel Systems' results). The 2015 comparatives do not include any impact from Fuel Systems.

•	Consolidated revenues for the quarter ended December 31, 2016 were $80.4 million compared with $25.1 million for the same period last year, mainly due to the acquisition of Fuel Systems on June 1, 2016. Consolidated revenues for the year ended December 31, 2016 were $224.9 million compared with $103.3 million in the prior year period, mainly due to acquisition of Fuel Systems.
•	Consolidated gross margin for the quarter ended December 31, 2016 was $18.6 million or 23.1% of revenue, compared with $3.1 million or 12.4% of revenue for the same period last year. The increase in consolidated gross margin percentage was mainly due to the merger with Fuel Systems and improved operating performance.
•	Consolidated operating expenses were $33.9 million for the quarter ended December 31, 2016, an increase of $7.2 million from $26.7 million in the same period last year primarily driven by the addition of Fuel Systems operating expenses.
•	Net loss for the quarter ended December 31, 2016 was $43.2 million or a loss of $0.43 per share, compared with a loss of $24.5 million or a loss of $0.38 per share in the same period last year. Net loss for the year ended December 31, 2016 was $97.6 million or a loss of $1.07 per share, compared with a loss of $99.2 million or a loss of $1.55 per share in the same period last year.

CUMMINS WESTPORT INC. HIGHLIGHTS (unaudited)

CUMMINS WESTPORT Highlights (unaudited)
	Years Ended December 31		Three Months Ended December 31
($ in millions, except unit amounts)	2016	2015(1)	2016	2015(1)

Units	7,232	9,940	1,881	2,372
Revenue	$276.5	$331.9	$70.4	$83.4
Gross Margin	77.1	101.4	17.6	23.1
Gross Margin %	27.9%	30.6%	25.0%	27.7%
Operating Expenses	61.0	53.7	13.0	15.1
Segment Operating Income	16.2	47.7	4.6	8.0
Westport Fuel Systems' 50% Interest	$5.6	$16.3	$1.2	$3.1

(1) Results have been adjusted for a change in accounting policy in CWI.

•	CWI revenue for the year ended December 31, 2016 decreased $55.4 million, or 17.0%. The decline in revenues is primarily attributed to weak market demand caused by commodity price levels and lower international engine sales, partially offset by higher parts revenue for the year ended December 31, which was primarily attributed to a higher engine population in service. During the fourth quarter of 2016, CWI changed its accounting policy for determining its warranty liability.
•	CWI gross margin decreased $24.3 million to $77.1 million due mainly to the decline in engines sold during the period.
•	In 2016, CWI began production of the ISL G Near Zero Natural Gas Engine, North America's first commercially available near zero NOx midrange engine with exhaust emissions 90% lower than the current EPA and CARB NOx limit. OEMs such as New Flyer, Peterbilt, and Kenworth have announced that this engine will be available to their customers in certain models.
•	The ISB6.7 G, a factory built natural gas engine was launched in Q2 2016 and is now fully available for school bus, shuttle bus, medium duty truck and vocational applications in North America. The ISB6.7 G can be fueled by compressed natural gas, liquefied natural gas, or renewable natural gas.

GAAP and NON-GAAP FINANCIAL MEASURES (unaudited)

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA.  Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units' ability to generate sustained cash flow. Westport Fuel Systems defines Adjusted EBITDA as net income (loss) attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) interest expense, net, (c) depreciation and amortization, (d) stock-based compensation, (e) unrealized foreign exchange gain or loss, (f) goodwill and other long-term assets impairment, (g) inventory impairment from product line closure, (h) bargain purchase gain, (i) merger and financing costs, (j) amortization fair value inventory adjustment recorded on acquisition, (k) gain or loss on sale of investments, (l) gain or loss on disposal of assets, (m) restructuring, termination and other exit costs, and (n) other. Adjusted EBITDA includes the company's share of income from the joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing the Company's operating performance, investors should not consider EBITDA nor Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the Company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The Company compensates for these limitations by relying primarily on its GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES (unaudited)
($ in millions)	31-Mar-16	30-Jun-16(1)	30-Sep-16(1)	31-Dec-16(1)

Income/ (Loss) before Income Taxes	$(24.7)	$4.2	$(32.3)	$(39.8)

Interest Expense, Net	2.3	2.7	3.1	4.3
Depreciation and Amortization	3.1	3.7	5.2	3.9
EBITDA	(19.3)	10.6	(24.0)	(31.6)

Stock based compensation	4.0	2.3	2.9	1.2
Unrealized foreign exchange (gain) loss	1.3	4.1	(7.1)	8.1
Asset impairment	—	—	—	2.7
Inventory impairment from product line closure	—	—	4.3	1.3
Bargain purchase gain	—	(42.9)	—	7.1
Merger and financing costs	2.1	4.5	0.4	—
Amortization fair value inventory adjustment recorded on acquisition	—	0.7	1.9	—
(Gain) loss on sale of investments	—	6.3	(3.9)	(0.3)
Restructuring, termination and other exit costs	—	—	17.5	1.5
Other	—	4.1	0.2	0.9
Total Adjusted EBITDA	$(11.9)	$(10.3)	$(7.8)	$(9.1)
(1)	Three months ended June 30, 2016 include only one month of Fuel Systems' results. Year ended December 31, 2016 includes seven months of Fuel Systems results.

FINANCIAL RESULTS (unaudited)

The following are unaudited financial statements.

CONSOLIDATED BALANCE SHEETS (unaudited)
(Expressed in thousands of United States dollars, except share amounts)	December 31, 2016(1)	December 31, 2015(1)(2)
Assets
Current assets:
Cash and cash equivalents	$60,057	$27,143
Short-term investments	848	696
Accounts receivable	77,178	38,324
Inventories	70,624	35,660
Prepaid expenses	5,055	3,475
	213,762	105,298
Long-term investments	13,422	35,142
Property, plant and equipment	59,682	42,527
Intangible assets	22,858	22,307
Deferred income tax assets	3,767	2,538
Goodwill	2,923	3,008
Other long-term assets	15,046	2,863
	$331,460	$213,683
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$93,245	$57,454
Current portion of restructuring obligation	5,408	—
Current portion of deferred revenue	4,656	1,779
Current portion of long-term debt	48,097	8,257
Current portion of royalty payable	1,500	—
Current portion of warranty liability	6,834	5,554
	159,740	73,044
Restructuring obligation	8,715	—
Deferred revenue	3,559	1,513
Long-term debt	30,935	54,190
Long-term royalty payable	20,062	—
Warranty liability	6,936	8,437
Deferred income tax liabilities	9,803	3,570
Other long-term liabilities	6,272	1,302
	246,022	142,056
Shareholders' equity:
Issued:
110,109,092 (2015 - 64,380,819) common shares	1,042,410	937,029
Other equity instruments	20,926	16,460
Additional paid in capital	10,079	9,837
Accumulated deficit	(956,890)	(859,317)
Accumulated other comprehensive income	(31,087)	(32,382)
	85,438	71,627
Commitments and contingencies	$331,460	$213,683

(1) Year ended December 31, 2016 includes seven months of Fuel Systems results.
(2) Results have been adjusted for a change in accounting policy in CWI.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)	Years ended December 31
	2016(1)	2015(1)(2)	2014(1)(2)
Product revenue	$220,488	$97,844	$118,015
Service and other revenue	4,407	5,460	12,554
	224,895	103,304	130,569
Cost of revenue and expenses:
Cost of product revenue	176,550	85,232	101,053
Research and development	59,413	52,777	76,580
General and administrative	48,204	35,201	40,319
Sales and marketing	20,949	17,496	25,489
Restructuring, termination and other exit costs	19,000	—	—
Foreign exchange (gain) loss	6,408	(11,601)	(3,433)
Depreciation and amortization	11,308	11,736	15,536
Impairments on long lived assets, net	4,843	22,722	29,604
Provision for inventory purchase commitments	—	—	4,106
	346,675	213,563	289,254

Loss from operations	(121,780)	(110,259)	(158,685)
Income from investments accounted for by the equity method	5,838	17,551	15,863
Interest on long-term debt and amortization of discount	(10,773)	(5,529)	(5,849)
Bargain purchase gain from acquisition	35,808	—	—
Interest and other income (expense), net of bank charges	(1,656)	(186)	114
Loss before income taxes	(92,563)	(98,423)	(148,557)

Income tax expense (recovery)
Current	2,002	1,245	606
Deferred	3,008	(514)	(1,185)
	5,010	731	(579)
Net loss for the year	$(97,573)	$(99,154)	$(147,978)

Other comprehensive income (loss):
Cumulative translation adjustment	1,295	(16,889)	(15,201)
Comprehensive loss	$(96,278)	$(116,043)	$(163,179)
Loss per share:
Basic and diluted	$(1.07)	$(1.55)	$(2.34)
Weighted average common shares outstanding:
Basic and diluted	91,028,504	64,109,703	63,130,022

(1) Year ended December 31, 2016 includes seven months of Fuel Systems results.
(2) Results have been adjusted for a change in accounting policy in CWI.

Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars, amounts)	2016(1)	2015(1)(2)	2014(1)(2)
Cash flows from (used in) operating activities:
Net loss for the year	$(97,574)	$(99,154)	$(147,978)
Items not involving cash:
Depreciation and amortization	16,015	13,654	18,666
Stock-based compensation expense	10,450	14,871	9,683
Unrealized foreign exchange (gain) loss	6,408	(11,601)	(3,434)
Deferred income tax (recovery) expense	3,008	(514)	(1,185)
Income from investments accounted for by the equity method	(5,838)	(17,551)	(15,863)
Accretion of long-term debt	4,945	876	2,139
Impairment of long lived assets, net	4,843	22,722	29,604
Inventory write-downs to net realizable value	7,104	8,743	2,102
Bargain purchase gain from acquisition	(35,808)	—	—
Provision for inventory purchase commitments	—	—	4,106
Change in fair value of derivative liability and bad debt expense	1,670	587	1,338
Restructuring obligations	14,123	—	—
Changes in non-cash operating working capital:
Accounts receivable	(4,675)	975	11,629
Inventories	26,153	(5,997)	(1,367)
Prepaid expenses	881	661	(556)
Accounts payable and accrued liabilities	(20,650)	9,526	(4,749)
Deferred revenue	(5,212)	(1,507)	(5,096)
Warranty liability	(5,473)	(5,359)	(5,797)
	(79,630)	(69,068)	(106,758)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(9,347)	(4,845)	(10,249)
Sale of short term investments, net	1,000	—	—
Maturity (purchase) of short-term investments, net	—	—	31,369
Acquisitions, net of acquired cash	45,344	787	(3,053)
Proceeds on sale of investments	12,965	—	—
Proceeds on sale of assets	13,219	—	—
Dividends received from joint ventures	13,398	20,464	3,200
	76,579	16,406	21,267
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(12,789)	(8,308)	(9,540)
Drawings on operating lines of credit	9,184	5,432	17,797
Finance costs incurred	—	—	(2,033)
Proceeds from stock options exercised	—	—	242
Issuance of convertible debt and royalty payable	35,000	—	—
	31,395	(2,876)	6,466
Effect of foreign exchange on cash and cash equivalents	4,570	(10,601)	(6,206)
Increase (decrease) in cash and cash equivalents	32,914	(66,139)	(85,231)
Cash and cash equivalents, beginning of year	27,143	93,282	178,513
Cash and cash equivalents, end of year	$60,057	$27,143	$93,282

(1) Year ended December 31, 2016 includes seven months of Fuel Systems results.
(2) Results have been adjusted for a change in accounting policy in CWI.

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems' audited consolidated financial statements for the year ended December 31, 2016, when available.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, Monday March 27, 2016 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1135. The replay will be available until April 3, 2017. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue, liquidity and cash usage expectations, the anticipated timing and benefits of transactions including the two referenced significant transactions with strategic buyers for non-core assets, future rationalization of operations and cost reductions, the steps taken and expected resolution of the going concern comment, debt financing alternatives, continued research and development investment,  timing, including timing for commercial release, and success  of our development programs (including those relating to Westport HPDI), timing for launch, delivery and completion of milestones related to the products referenced herein (including Westport HPDI), future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/27/c4271.html

%CIK: 0001370416

For further information: Caroline Sawamoto, Manager, Investor Relations & Communications, Westport Fuel Systems, T 604-718-2046, invest@wfsinc.com; Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:42e 27-MAR-17